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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 3

                               WESTWOOD ONE, INC.
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   961815107
                                   ---------
                                 (CUSIP Number)

                                 Farid Suleman
                            Vice President - Finance

                               600 Madison Avenue

                    NEW YORK, NEW YORK 10022 (212) 750-6400
                    ---------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                FEBRUARY 3, 1996
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect


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to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 961815107

1.   Name of Reporting Person:                            Infinity Network Inc.

     S.S. or I.R.S. Identification No. of

     Above Person:                                                 52-1859471

2.   Check the Appropriate Box if a Member of
     a Group                                                       (a)  X
                                                                       ---
                                                                   (b)
                                                                       ---

3.   SEC Use Only

4.   Source of Funds:                                              00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Item 2(d) or 2(e):                       _______

6.   Citizenship or Place of Organization:                         Delaware

     Number of Shares Beneficially Owned by Reporting Person
     With:

7.   Sole Voting Power:                                            None

8.   Shared Voting Power:                                          8,645,730

9.   Sole Dispositive Power:                                       7,500,000

10.  Shared Dispositive Power:                                     None

11.  Aggregate Amount Beneficially Owned
     by Reporting Person:                                          8,645,730

12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares:                               ____

13.  Percent of Class Represented by Amount
     in Row (11):                                                  27.85%

14.  Type of Reporting Person:                                     CO


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CUSIP No. 961815107

                  This Amendment No. 3 amends and supplements the statement on
Schedule 13D, dated February 14, 1994, as amended on February 10, 1995 and December 8, 1995 (the "Schedule 13D"), by Infinity Network Inc. ("INI"), a wholly-owned subsidiary of Infinity Broadcasting Corporation, with respect to the common stock, par value $.01 per share ("Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 reports the vesting of a Purchase Warrant, as hereinafter defined, to purchase 1,000,000 shares of the Common Stock at $3.00 per share (subject to adjustment) and the aggregate impact of such vesting on INI's interest in securities of the Issuer:

Item 1.  SECURITY AND ISSUER.

         No Change.

Item 2.  IDENTITY AND BACKGROUND.

         No Change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

Item 4.  PURPOSE OF TRANSACTION.

         This Amendment No. 3 is filed to report the vesting of a Purchase Warrant to purchase 1,000,000 shares of the Common Stock at $3.00 per share (subject to adjustment).

         On February 3, 1994, pursuant to a Securities Purchase Agreement, dated as of November 4, 1993, between the Issuer and INI, INI purchased a warrant to purchase, for a period of ten years after February 3, 1994, up to an aggregate of 3,000,000 shares of the Common Stock at an exercise price of $3.00 per share, subject to adjustment (the "Purchase Warrant").

         The Purchase Warrant will become exercisable in three equal annual installments of 1,000,000 shares commencing on February 3 of each of 1995, 1996 and 1997, subject to adjustment in certain events as set forth therein. The Purchase Warrant will become immediately exercisable with


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respect to all shares of underlying Common Stock if the Management Agreement, dated as of February 3, 1994, between Infinity Broadcasting Corporation and the Issuer is terminated for any reason other than for cause as described therein.

         On February 3, 1995, 1,000,000 shares of the Common Stock under the Purchase Warrant vested. The vesting of such shares was reported in Amendment No. 1 to the Schedule 13D.

         On February 3, 1996, an additional 1,000,000 shares of the Common Stock under the Purchase Warrant vested. This Amendment No. 3 is filed to report the vesting of these shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      AGGREGATE NUMBER AND PERCENTAGE OWNED.

         See Items 11 and 13 of the cover page attached hereto for the aggregate number and percentage of the Common Stock held by INI as a result of the vesting of a portion of the Purchase Warrant as described in Item 4.

         Pursuant to a Voting Agreement, dated as of February 3, 1994 (the "Voting Agreement"), among the Issuer, Norman J. Pattiz and INI, INI and Mr. Pattiz have agreed to vote all shares of capital stock of the Issuer held by them to elect their respective designees to the Board of Directors of the Issuer.

         According to the Issuer's Proxy Statement, dated April 29, 1996, Mr. Pattiz is the beneficial owner of 794,040 shares of Common Stock, which includes stock options to purchase 75,000 shares of the Common Stock granted pursuant to Mr. Pattiz' previous written employment agreement. In addition, Mr. Pattiz is also the beneficial owner of 351,690 shares of the Issuer's Class B Stock, par value $.01 per share ("Class B Stock"). Each share of Class B Stock is convertible into one share of the Common Stock.

         As a result of the transaction described in Item 4 and Mr. Pattiz' beneficial ownership of Common Stock and Class B Stock, INI beneficially owns 8,645,730 shares of the Common Stock or approximately 27.85% of the outstanding Common Stock, having sole dispositive power over 7,500,000 shares and shared voting power with Mr. Pattiz over 8,645,730 shares. For purposes of calculating the percentage of


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Common Stock owned by INI, the 75,000 shares underlying Mr. Pattiz' options and the 351,690 shares of Mr. Pattiz' Class B Stock were included as Common Stock beneficially owned by INI and outstanding Common Stock.

         (b)      VOTING AND INVESTMENT POWER.

         See Items 7-10 of the cover page attached hereto and Item 5(a) above for the number of shares of the Common Stock as to which INI has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or direct the disposition.

         (c)      DESCRIPTION OF TRANSACTIONS.

         See Item 4 for a description of the transactions pursuant to which the Purchase Warrant vested.

         (d)      DIVIDENDS, PROCEEDS, ETC.

         Not applicable.

         (e)      DATE CEASED TO BE BENEFICIAL OWNER.

         Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 4 --      Purchase Warrant, dated as of February 3, 1994,
                           issued by the Issuer to INI, to purchase 3,000,000
                           shares of Common Stock at an exercise price of $3.00
                           per share. (This exhibit can be found as Exhibit 4 to the Issuer's Schedule 13D filed on February 14,
                           1994 and is incorporated herein by reference.)


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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 1996                         /s/ FARID SULEMAN
Date                                    -------------------------
                                        Farid Suleman
                                        Vice President-Finance and
                                        Assistant Secretary

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